UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

KIRKLAND LAKE GOLD LTD.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

49741E100

(CUSIP Number)

ERIC SPROTT, 2600-200 BAY STREET, TORONTO, ON, CANADA 416.943.6420

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

MARCH 2, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 49741E100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eric Sprott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO (See Item 3 for details)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,718,951(1)
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 10,718,951(1)
	10	SHARED DISPOSITIVE POWER —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,718,951(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Includes (a) 1,730,231 Common Shares (as defined herein) held of record by 2176423 Ontario Ltd. (“2176423 Ontario”), (b) 200,003 Common Shares held of record by Lariscan Enterprises Inc (“Lariscan Enterprises”) and (c) 1,760,024 Common Shares held of record by The Sprott Foundation (“Sprott Foundation”). The Reporting Person (as defined herein) controls each of 2176423 Ontario, Lariscan Enterprises and Sprott Foundation and has the power to direct the voting and disposition of Common Shares held by such entities through his ownership interests in such entities and/or his authority as Chief Investment Officer of such entities. See below Item 3 for full details.

(2)

The percentage is calculated based upon the sum of: (i) 209,624,480 Common Shares outstanding as of December 31, 2019, as reported in the Kirkland Lake Gold Ltd. Current Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on February 2, 2020 and (ii) 77,217,129 Common Shares issued on January 31, 2020, as reported in the Kirkland Lake Gold Ltd. Current Report on Form 6-K filed with the SEC on January 31, 2020.

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to the common shares, no par value per share (the “Common Shares”), of Kirkland Lake Gold Ltd. (the “Company”). This Amendment is being filed by Eric Sprott (the “Reporting Person”) to amend the initial Schedule 13D that was originally filed with the SEC by the Reporting Person on July 2, 2019 and amended by the Schedule 13D/A filed with the SEC by the Reporting Person on September 3, 2019 (the “Initial Schedule 13D” and, together with this Amendment, “Schedule 13D”). Unless otherwise indicated, all capitalized terms used therein but not defined herein shall have the same meanings as in the Initial Schedule 13D.

Item 3.	Source and Amount of Funds or Other Considerations

As of March 2, 2020, the Reporting Person beneficially owned 10,718,951 Common Shares, of which:

•	7,028,693 Common Shares are owned directly by the Reporting Person;

•	1,730,231 Common Shares are owned by 2176423 Ontario, a private company incorporated in Ontario, Canada, which is controlled by the Reporting Person;

•	200,003 Common Shares are owned by Lariscan Enterprises, a private company incorporated in Ontario, Canada, which is controlled by the Reporting Person; and

•	1,760,024 Common Shares are owned by Sprott Foundation, a corporation incorporated under the Canada Not-for-profit Corporations Act, which is controlled by the Reporting Person.

The Common Shares covered by this Schedule 13D were acquired (directly or indirectly through entities controlled by the Reporting Person as described above) in connection with certain business combination transactions prior to the listing of the Common Shares on the New York Stock Exchange, through open market purchases using personal funds (including available personal lines of credit) or through the Reporting Person’s service as a director of the Company. No funds or other consideration was borrowed by the Reporting Person specifically for the purpose of acquiring, holding, trading or voting the securities. The Reporting Person has also disposed (directly or indirectly) of Common Shares in open market sales from time to time.

Item 5.	Interest in Securities of the Issuer

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

(a)

As of March 2, 2020, the Reporting Person beneficially owned 10,718,951 Common Shares, representing 3.7% of the outstanding Common Shares based upon the sum of: (i) 209,624,480 Common Shares outstanding as of December 31, 2019, as reported in the Company’s Current Report on Form 6-K filed with the SEC on February 2, 2020 and (ii) 77,217,129 Common Shares issued on January 31, 2020, as reported in the Company’s Current Report on Form 6-K filed with the SEC on January 31, 2020.

(b)	The Reporting Person holds sole voting and dispositive power with respect to 10,718,951 Common Shares.

(c)	The following sets forth all transactions with respect to the Common Shares effected during the 60 days prior to (and including) March 2, 2020:

•	On February 7, 2020, the Reporting Person sold 100,000 Common Shares in the open market at a sale price of CAD 47.94 per share.

•	On February 10, 2020, the Reporting Person sold 150,000 Common Shares in the open market at a sale price of CAD 48.79 per share.

•	On February 11, 2020, the Reporting Person sold 100,000 Common Shares in the open market at a sale price of CAD 48.89 per share.

•	On February 18, 2020, the Reporting Person sold 160,518 Common Shares in the open market at a sale price of CAD 50.31 per share.

•	On February 21, 2020, the Reporting Person sold 150,000 Common Shares in the open market at a sale price of CAD 48.32 per share.

•	On February 27, 2020, the Reporting Person sold 73,100 Common Shares in the open market at a sale price of CAD 46.90 per share.

•	On February 28, 2020, the Reporting Person sold 126,900 Common Shares in the open market at a sale price of CAD 42.77 per share; and

•	On March 2, 2020, the Reporting Person sold 2,000,000 Common Shares in the open market at a sale price of CAD 43.75 per share.

The number of Common Shares reported as being sold on each date represents an aggregate number of Common Shares sold by a broker-dealer in multiple open market transactions over a range of prices. The price per share reported for each date represents the weighted average price (without regard to brokerage commission). The Reporting Person undertakes to provide the staff of the SEC upon request, the number of Common Shares executed at each price.

(d)

No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Common Shares reported in this Statement.

(e)

The Reporting Person ceased to be the beneficial owner of more than 5% of the Company’s Common Stock as of January 31, 2020, based upon the sum of: (i) 209,624,480 Common Shares outstanding as of December 31, 2019, as reported in the Company’s Current Report on Form 6-K filed with the SEC on February 2, 2020 and (ii) 77,217,129 Common Shares issued on January 31, 2020, as reported in the Company’s Current Report on Form 6-K filed with the SEC on January 31, 2020.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 2020
Dated

/s/Eric Sprott
Signature

Eric Sprott
Name/Title